

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2011

<u>Via Facsimile</u>

Mr. Stewart Wallis
Chief Executive Officer and President
Crosshair Exploration & Mining Corp.
Suite 1240 - 1140 West Pender Street
Vancouver, British Columbia V6E 4G1
Canada

> **Re: Crosshair Exploration & Mining Corp.**
> **Annual Report on Form 20-F for the Fiscal Year Ended April 30, 2010**
> **Filed July 30, 2010**
> **Report on Form 6-K**
> **Filed March 17, 2011**
> **File No. 1-33439**

Dear Mr. Wallis:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ A.N. Parker for

H. Roger Schwall
Assistant Director